EX (a)(2)(ii)

March 26, 2018

To our Stockholders:

We are pleased to inform you that Cogentix Medical, Inc. (the “Company”) has entered into a merger agreement providing for the acquisition of the Company by LM US Parent, Inc. (“Parent”), an affiliate of Laborie Medical Technologies Canada ULC (“Laborie”). In accordance with the merger agreement, Parent, through an indirect wholly owned subsidiary, has today commenced a tender offer to purchase all of the outstanding shares of the Company’s common stock for $3.85 per share in cash, without interest.

The tender offer is conditioned upon, among other things, (i) more than 50% (taken together with shares then owned by Parent) of the Company’s outstanding shares being validly tendered and not withdrawn and (ii) the receipt of certain required regulatory approvals, prior to the expiration of the offer. Upon its completion, the tender offer will be followed by a merger in which each share of the Company’s common stock not purchased in the tender offer will be converted into the right to receive $3.85 per share in cash, without interest.

The offer and withdrawal rights expire at 12:00 midnight, New York City time, on at the end of Friday, April 20, 2018, unless the offer is extended by Parent.

Your Board of Directors has unanimously determined that the merger agreement and the transactions contemplated thereby, including the offer and the merger, are advisable, fair to and in the best interests of the Company’s stockholders, has unanimously approved the merger agreement and the transactions contemplated thereby, including the offer and the merger, and unanimously recommends that the Company’s stockholders accept the offer and tender their shares in the offer.

In addition to the attached Schedule 14D-9 relating to the offer, also enclosed are Parent’s Offer to Purchase, dated March 26, 2018, and related materials to be used for tendering your shares. These documents set forth the terms and conditions of the offer and provide instructions as to how to tender your shares. We urge you to read these materials carefully and in their entirety.

On behalf of the Board of Directors and management of the Company, we thank you for your support.

Very truly yours,

/s/ Darin Hammers

Darin Hammers

President and Chief Executive Officer